

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

<u>Via E-mail</u>
Dennis R. Hernreich
Chief Financial Officer
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

> **Re: Casual Male Retail Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 16, 2012**
> **Form 10-Q for Fiscal Quarter Ended October 27, 2012**
> **Filed November 16, 2012**
> **File No. 001-34219**

Dear Mr. Hernreich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 28, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

<u>Results of Operations, page 31</u>

1.   Your disclosure states that most of your DXL stores are considered relocations and comparable to all the closed stores in each respective market area. We also note your disclosure on page 7, stating that the DXL store concept merges all of your brands (Casual Male XL, Rochester, etc.) under one roof and the size of the DXL stores has almost tripled the product assortments of a Casual Male XL store. It appears to us that you are comparing a DXL store that replaced a Casual Male XL to determine comparable

store sales changes between periods. Please clarify for us (i) how you are determining DXL comparable store sales changes, (ii) how such determination relates to a closed Casual Male XL store in the same market, and (iii) why you believe such comparison is deemed appropriate considering the concept (i.e. merger of all brands) of a DXL store is different than that of Casual Male XL.

2.   In order to provide an investor with a better understanding of the drivers of your same store data, please provide us with, and confirm that in future periodic Exchange Act reports you will disclose, same store sales excluding online sales activity.

3.   In order to provide an investor with a better understanding of the drivers of your business, please confirm that in future filings you will revise your discussion to better connect the change in the dollar amount each period with the percentage changes in underlying factors for each variance. For example, you disclose that sales for fiscal 2011 increased by $4 million. Contributing to that increase was an increase in comparable store sales of 2.1%, increase in retail business of 2.4%, increase in domestic direct business of 1.5% and a decrease of international direct business of 8.4%. A reader should be able to clearly link such percentage changes to the dollar amount change disclosed. Please provide us with draft disclosure of your planned changes.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 47

D. Income Taxes, page 54

4.   We note you reversed substantially all your valuation allowance against your deferred tax assets and recognized an income tax benefit of approximately $47.8 million in the fourth quarter of fiscal year 2011. Please provide us with a detailed analysis of FASB ASC 740-10-30, including all the evidence you considered in determining that it was more likely than not you would be able to realize the benefits of substantially all of your deferred tax assets. In your response, please address the following:

- Highlight for us the factors that changed between balance sheet dates supporting such reversal and why you believe the fourth quarter of fiscal 2011 was deemed appropriate for reversal versus any other period;

- You disclosed that the second half of 2011 was below expectations in revenue and merchandise margins were 25 basis points below expectation. Based on your actual results differing from your expectations, clarify how management's forecasts of future income used in your reversal analysis are considered objectively verifiable;

- Clarify how the criteria in your analysis was weighted;

- Clarify how the effect of economic uncertainty was considered in your analysis;

- Clarify how you considered the uncertainty of the change in your store concept to DXL in your analysis; and

- Clarify for us how such forecasts used in this analysis relate to your actual results as of October 27, 2012.

Form 10-Q for Fiscal Quarter Ended October 27, 2012

Item 1. Financial Statements, page 2

Note 1 – Basis of Presentation, page 7

Segment Information, page 7

5.   We note you have one reportable segment, Big & Tall Men's Apparel, which consists of two principal operating segments: retail business and direct business. Your aggregation is based on similar economic characteristics of each operating segment. Considering the direct business consists of your catalogs and e-commerce sites whereas the retail business consists of brick-and-mortar store operations, please provide us with your detailed analysis of FASB ASC 280-10-55-7A through C to support your conclusion that aggregation is appropriate. In connection with your response, please provide us with a courtesy copy of your most recent reporting package provided to your Chief Operating Decision Maker.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining